WESTVACO CORPORATION

WESTVACO INVESTOR SERVICES PLAN

Prospectus Supplement
dated July 2, 2001
restating the Prospectus
Dated May 1, 1998

Please read this Prospectus carefully and keep it for future reference. If you have any questions about the Westvaco Corporation Investor Services Plan, or wish an authorization form, please call the office of the Secretary of Westvaco Corporation at 1-800-482-9874.

You may also write to John W. Hetherington, Vice President and Secretary, Westvaco Corporation, One High Ridge Park, Stamford, CT 06905.

The Westvaco Investor Services Plan continues to offer you a convenient method to purchase and sell shares of Westvaco Corporation common stock, to reinvest all or a portion of the cash dividends paid on your Westvaco Stock, and to deposit for safekeeping your shares of Westvaco Stock.

Neither the Securities and Exchange Commission nor any state securities regulator has determined if this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This document supersedes any prior prospectus or prospectus supplement.

You should rely only on the information incorporated by reference or provided in this Prospectus or in any prospectus supplement. Westvaco has not authorized anyone to provide you with different information. Westvaco is not making an offer to sell stock in any state or country where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date of the document.

If you already participate in the Westvaco Investor Services Plan you will continue to be enrolled. You need not take any action unless you wish to make a change.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Securities and Exchange Commission are incorporated herein by reference:

a) The description of common stock of Westvaco Corporation contained in the company's Registration Statement on Form 10, including any amendment or report filed for the purpose of updating such description, filed under the Securities Exchange Act of 1934.

b) The latest Annual Report on Form 10-K of Westvaco Corporation for the fiscal year ended October 31, 2000.

c) The company's Quarterly Report on Form 10-Q for the second fiscal quarter ended April 30, 2001.

All documents filed by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be a part hereof from the date of filing of such documents.

We will provide without charge to each person to whom this Prospectus is delivered, upon request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Written requests for such copies should be addressed to John W. Hetherington, Vice President and Secretary, Westvaco Corporation, One High Ridge Park,

Stamford, CT 06905. Telephone requests may be directed to (203) 461 7502.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N. W., Washington, D. C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

TABLE OF CONTENTS
The Company	3	Safekeeping	8
Use of Proceeds	3	Costs	8
Features	3	Taxes	8
Definitions	4	Report to Participants	9
Purpose	4	Dividends	9
Participation	4	Discontinuation of Dividend Reinvestment	9
Direct Purchase	5	Other Information	10
Dividend Reinvestment	5	Contacts for Forms and Information	11
Optional Cash Payments	5	Legal Matters	11
Withdrawal of Plan Shares	6	Independent Accountants	11
Purchases	6	Plan of Distribution	11
Sales	7

THE COMPANY

Westvaco Corporation, a Delaware Corporation incorporated in 1899 as West Virginia Pulp and Paper Company, is one of the world's major producers of packaging, paper and chemicals. The company serves customers in more than 70 countries with operations in the United States, South America and Europe. The company produces paper and paperboard to convert into a variety of packaging products. Westvaco is also a leading global supplier of premium packaging for consumer products markets. The company also manufacturers a variety of specialty chemicals, sells timber from its forestlands, is engaged in land development and produces lumber. In Brazil, it is a major producer of paperboard and corrugated packaging. Westvaco operates consumer packaging plants in Austria, Brazil, the Czech Republic, Germany, Ireland, The Netherlands, the United Kingdom and the United States. Westvaco exports products from the United States and certain of its foreign subsidiaries to other countries throughout the world. Fiscal year 2000 sales totaled $3.7 billion of which 22 percent was derived from international business. The principal executive offices of Westvaco are located at 299 Park Avenue, New York, New York 10171. For shareholder matters, call toll free (800) 432-9874. Westvaco also maintains a Web site at http://www.Westvaco.com.

USE OF PROCEEDS

The Plan provides for, and the company currently contemplates, the issuance of Westvaco Stock directly from the company either from shares held in the company's treasury or as newly issued shares. The Plan also provides for the purchase of Westvaco Stock on the open market by an agent independent of the company. To the extent that shares of Westvaco Stock are purchased directly from the company, the net proceeds are expected to be used for general corporate purposes. The company cannot estimate the number of shares of Westvaco Stock that the company will sell through the Plan or the prices at which such shares will be sold. Should Plan shares be purchased on the open market, the company will not receive any of the proceeds from the sale of such shares.

FEATURES

If you do not own shares of Westvaco Stock:

Direct Purchase of Initial Shares. You may enroll in the Plan and make an initial purchase of Westvaco Stock by contributing between $250 and $5,000. There is an enrollment fee of $7.50 for persons not owning Westvaco Stock.

If you own Westvaco Stock:

Reinvestment of Dividends. You may have cash dividends on some or all of your Westvaco Stock automatically reinvested without payment of any brokerage commission or service charge. Your funds will be fully invested because fractions of shares, as well as whole shares, will be credited to your account.

Optional Cash Investments. You may invest in additional shares of Westvaco Stock by making optional cash payments of not less than $25 each up to a maximum total of $5,000 per calendar quarter, without payment of any brokerage commission or service charge.

Safekeeping of Stock. You may obtain the security of safekeeping for all of your Westvaco Stock, with the opportunity to sell any such shares through the Plan should you at some time wish to do so.

DEFINITIONS

A description of the Plan in question and answer form follows. In reading this description, it is helpful to note the following additional definitions:

BNY - The Bank of New York which is the administrator of the Plan and the custodian of shares purchased under the Plan.

Enrolled Shares - Shares which are enrolled in the Plan for purposes of reinvesting dividends and making optional cash contributions.

Plan Shares - Shares you acquired by initial direct investment, reinvested dividends or optional cash contributions, as well as shares you deposited with BNY for safekeeping, and which are held for you by BNY in its name with no certificates issued to you.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide investors with a convenient method of making an initial purchase of Westvaco Stock and to provide eligible Westvaco shareholders with opportunities to increase their investment as well as safeguard their shares.

PARTICIPATION

2. Who is eligible to participate?

You may make a direct purchase of initial shares if you do not own Westvaco Stock, are of majority age, and you are otherwise legally qualified to own stock. If you are already a holder of record of shares of the Westvaco Stock in your own name you are eligible to participate in the other features of the Plan. If your shares are registered in a name other than your own name (e.g., in the name of a broker or bank nominee) you must either become a shareholder of record by having such shares transferred into your own name, make appropriate arrangements with the holder of such shares, or acquire shares by direct purchase in the same manner as someone who does not own any shares of Westvaco stock.

DIRECT PURCHASE

3. How do I purchase shares directly if I don't currently own shares?

Contact The Bank of New York at the address and number provided on page 11 to request a purchase form. A purchase may be made in any amount ranging from $250 to a maximum of $5,000. There is an enrollment fee of $7.50.

4. If I purchase my initial shares directly from the Plan, am I required to subsequently reinvest dividends?

No. You can withdraw your shares from the Plan or you can leave your shares in the Plan without reinvesting any dividends.

DIVIDEND REINVESTMENT

5. How does an eligible shareholder participate in dividend reinvestment?

If you are eligible to participate, you may join the Plan at any time by signing an authorization card and mailing it to The Bank of New York. Instructions for obtaining and sending an authorization card are provided on page 11.

6. When will dividend reinvestment start?

If the authorization card is received prior to the record date for an upcoming dividend, reinvestment will commence with that dividend payment. If the authorization card is received after the record date, reinvestment of dividends will commence with the next dividend. Shares may be deposited in the Plan for safekeeping at any time.

7. Is partial reinvestment possible under the Plan?

Yes. If you wish you may designate the dividends on only some of your shares to be reinvested under the Plan.

OPTIONAL CASH PAYMENTS

8. Who is eligible to make optional cash payments?

Once enrolled in the Plan, you have the option of sending BNY a check or money order for at least $25 to purchase additional Westvaco Stock. The total of such optional cash payments may not exceed $5,000 per calendar quarter, including any initial direct purchase. Checks must be unendorsed, drawn originally to The Bank of New York on a United States bank, and payable in U.S. dollars. Other checks will be rejected and returned to the participant. In the event that a participant's optional cash investment check is returned unpaid for any reason, the Plan administrator will immediately remove from the participant's account any shares already purchased upon the prior credit for such funds.

The Plan administrator will thereupon be entitled to sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan administrator reserves the right to sell such additional shares from the participant's account as may be necessary to satisfy the uncollected balance plus a charge of $20.00.

9. When will optional cash payments received by BNY be invested?

Optional cash payments will be invested at least weekly, but possibly as often as daily, depending on the volume of transactions, on the Investment Date as defined in the answer to Question #11. Under no circumstances will interest be paid on optional cash payments. You are therefore strongly urged to transmit any optional cash payments so as to be received by BNY as close as possible in advance of the Investment Date, but not less than two (2) business days in advance of such date.

WITHDRAWAL OF PLAN SHARES

10. Can certificates be obtained for shares of Westvaco Stock purchased or deposited for safekeeping under the Plan?

Yes, certificates for any number of shares held for you as Plan shares will be issued upon your request for withdrawal of such shares from the Plan. Using the tear-off stub attached to the bottom of each statement will expedite your request and ensure the proper posting of the withdrawal. Replacement stubs can be requested by contacting BNY's Shareholder Services Center. No certificates will be issued for fractional shares. Any remaining full and fractional shares will remain Plan Shares credited to your account and may be liquidated for cash.

PURCHASES

11. At what price and when will shares of Westvaco Stock be purchased under the Plan?

The purchase price of Westvaco Stock purchased initially by persons not owning Westvaco shares, and by participants in the Plan either reinvesting dividends or making optional cash payments, will vary depending on the source of such shares. Shares purchased on the open market will be priced at the actual market price at the time of purchase. Purchases are usually made through BNY ESI & Co., a wholly owned subsidiary of The Bank of New York Company, Inc. Shares purchased from the company will be priced at the average of the high and the low sales prices reported as New York Stock Exchange composite transactions on the Investment Date.

The Investment Date is normally the first business day of the week. If an Investment Date falls on a day on which the New York Stock Exchange is closed, the Investment Date will be the next trading day. In those months in which a dividend is paid, the Investment Date will be the dividend payable date.

12. How many shares will be purchased for participants?

The number of shares purchased is determined by the amount of cash submitted or dividends reinvested divided by the purchase price of the shares. Accounts will be credited with that number of shares, including fractions computed to four decimal places.

SALES

13. How can I sell my shares?

Under the terms of the plan, you may instruct the Plan administrator to sell any or all shares held in your account.

 Sale Orders via IVR System

The recommended method for placing sale orders is via the Interactive Voice Response ("IVR") system. To place a sale order, telephone the BNY Shareholder Service Center at 1-800-432-0140 enter your social security number or Taxpayer ID at the prompt. Select the menu option for sales. For security purposes, you will be asked to enter your account number. Daily sale orders are generally accepted until 6:00 p.m. Eastern Time. Sale orders placed via the IVR before 6:00 p.m. will generally be sold within two business days and in most cases be sold the next business day. Sales placed after 6:00 p.m. will be considered received the next business day.* The IVR is confidential, secure and provides a unique confirmation number for each transaction that you execute.

*Sales are subject to stock exchange holidays, early closings and company blackout periods.

 Sale Orders by Mail

You may use the stub from the Plan statement that you receive from The Bank of New York to sell your shares. Complete and sign the stub and mail the instructions to the administrator. Be certain that all listed participants sign the instruction form. You should retain the top portion of your statement for your records. Sale orders received by mail will be executed as promptly as possible after receipt. If you need a replacement Statement, please contact the Shareholder Service Center.

14. How are shares sold?

The Plan administrator aggregates all requests to sell shares then sells the total share amount on the open market through BNY ESI & Co., Inc., a wholly owned subsidiary of The Bank of New York Company, Inc. The shares are sold on any exchange on which the shares of Westvaco Corporation are listed. As with purchases, shares are sold daily. The selling price will not be known until the sale is completed. The proceeds of the transaction, less applicable fees or charges, will be mailed to you by first class mail within two business days after the trade settlement date. The trade settlement date is the third business day after the sale order is executed. The sale check will include a stub detailing the trade, as well as Form 1099-B, which should be retained for your tax records.

Participants should be aware that the common stock price may fall during the period between a request for sale, its receipt by the Plan administrator and the ultimate sale on the open market. Instructions sent to the Plan administrator to sell shares may not be rescinded.

SAFEKEEPING

15. May Westvaco shares be sent to BNY for safekeeping?

Yes. You may deposit free of charge any or all of your Westvaco Stock represented by stock certificates in your physical possession with BNY for safekeeping without choosing to reinvest dividends. If you wish to use this safekeeping service, you should complete the appropriate box on the authorization card and return it to BNY together with your certificate or certificates. Delivery of certificates is at the risk of the shareholder and, for delivery by mail, registered and insured mail with return receipt requested is recommended. The insured value should be at least 2% of the market value of the shares represented by each certificate to cover the cost of certificate replacement in case of loss. You may withdraw some or all of your shares from safekeeping without charge at any time and such shares my also be sold simply by giving instructions to BNY. Sales will be at the market price and will be subject to a brokerage commission. Use of the tear-off stub attached to the bottom of your statement will expedite your request.

COSTS

16. Are there any costs to participants in connection with the Plan?

There is an enrollment fee of $7.50 if you do not own Westvaco Stock and wish to make an initial purchase of shares. As a participant you will incur no brokerage commissions or service charges in connection with purchases made under the Plan. There are also no charges for depositing shares for safekeeping in the Plan. A brokerage commission will be charged on the sale of shares, including those shares acquired in the Plan through initial purchase, dividend reinvestment and optional cash payments, as well as on the sale of those shares deposited in the Plan for safekeeping, which will be deducted from the proceeds.

TAXES

17. What are the income tax consequences to participants in the Plan?

Your dividends reinvested under the Plan continue to be taxable for income tax purposes as if you had received a cash dividend on the dividend payable date.

You will not realize any taxable income when certificates for whole Plan Shares credited to your account are delivered to you. However, if you receive a cash payment at any time for a fractional share credited to your account, you will realize a gain or loss with respect to such fraction. You will also realize a capital gain or loss upon a sale of shares by you of Plan Shares. The amount of such gain or loss will be the difference between the amount which you received for such shares and the cost basis. Tax consequences with respect to shares deposited under the Plan for safekeeping will be the same as if the certificates were still held by you. For specific information and advice it is suggested that you consult your tax advisor.

REPORT TO PARTICIPANTS

18. What kind of reports will be sent to participants?

As soon as practicable after the initial purchase of shares, the reinvestment of your dividends or the investment of any optional cash contributions, you will receive a statement confirming the purchases made and setting forth the number of shares purchased, the cost per share, and the total shares credited to your account under the Plan. If you just have shares held for safekeeping, and no dividends are reinvested or optional payments invested, you will receive a confirmation when your shares are received for safekeeping and a statement of your safekeeping account annually thereafter. It is important to preserve all of these statements as part of your financial records.

DIVIDENDS

19. Will participants be credited with dividends on Plan Shares?

Dividends in cash on shares held just for safekeeping will be sent directly to you. Cash dividends on all other shares of Westvaco stock in the Plan, including fractional shares credited to your account under the Plan, whether such shares were purchased with reinvested dividends or optional cash payments, will automatically be reinvested for you in additional shares of common stock. This will continue until and unless you instruct BNY to discontinue reinvestment of dividends on all shares.

DISCONTINUATION OF DIVIDEND REINVESTMENT

20. How does a participant discontinue reinvesting dividends?

If you wish to stop reinvesting dividends, you must notify BNY. It is recommended that you use the tear-off stub attached to the bottom of your statement which will help expedite your request and ensure the proper posting of the requested action. Replacement stubs can be requested by contacting BNY's Shareholder Service Center. Thereafter, dividends will be paid in cash on the payable dates. If you stop reinvesting all dividends, and do not use any other Plan feature, BNY may cause a certificate to be delivered to you for all full shares previously purchased for you and held by BNY for your account. Alternatively, if you so request, BNY will sell such shares as soon as practicable and send to you the proceeds, less the applicable brokerage commission. In either case, any interest in fractional shares will be adjusted in cash at the then current market value of the Westvaco shares.

OTHER INFORMATION

21. What happens if Westvaco has a common stock rights offering, issues a stock dividend or declares a common stock split?

In the event that Westvaco makes available to its shareholders rights to purchase additional shares, debentures or other securities, including rights issued under a shareholder rights plan, the benefits of such rights will be made available to participants in the Plan. Stock dividends or split shares, if any, distributed by the company will be credited to the participant's account as Plan Shares. Transaction processing may be curtailed or suspended between the record date and the distribution date for all stock dividends, stock splits and rights offerings.

22. How will a participant's Plan Shares be voted at a meeting of shareholders?

BNY will vote all full shares held in your account in accordance with a proxy returned by you. If you do not return a proxy, BNY will not vote such shares.

23. What about transfers between accounts?

Shares may be transferred from an existing account to a new account or to another existing account. All holders named in the current registration must sign the transfer instructions and have their signatures guaranteed by a bank, broker or financial institution that is a member of the Signature Guarantee Medallion program.

There is no service fee for issuing certificates or transferring shares between Plan accounts. Unless otherwise directed in writing, the credited account will automatically be enrolled in the Plan with all dividends reinvested.

24. What are the responsibilities of Westvaco and BNY under the Plan?

Westvaco and BNY will not be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, for any claims with respect to the prices at which shares are purchased or sold for the participant's account, or the time at which such transactions are made.

Participants should recognize that neither the company nor BNY can provide any assurance of a profit or any protection against loss on shares purchased or sold under the Plan due to market changes.

25. May the Plan be changed or discontinued?

While Westvaco hopes to continue the Plan indefinitely, the company reserves the right to suspend, terminate or modify the Plan at any time. Participants will be notified of any such suspension, termination or modification. Upon termination of the Plan, any uninvested optional cash payments will be returned, certificates for whole Plan Shares will be issued, and a cash payment will be made for any fractional shares credited to a participant's account. Such cash payment will be based on the average of the high and low prices of the company's stock reported as New York Stock Exchange Composite transaction for such date as is set forth in the notice of termination.

CONTACTS FOR FORMS AND INFORMATION

If you are a holder of record of Westvaco stock you may join the Plan at any time by signing an authorization card and mailing it to the following address:

The Bank of New York
Dividend Reinvestment Department
P. O. Box 1958
Newark, NJ 07101-9774

An authorization card may be obtained from The Bank of New York by calling the Shareholder Service Center 1-800-432-0140 or by writing The Bank of New York, c/o Shareholder Relations Department, P. O. Box 11258, Church Street Station, New York, NY 10286-1258.

You may also obtain an authorization card by writing to John W. Hetherington, Vice President and Secretary, Westvaco Corporation, One High Ridge Park, Stamford, CT 06905. You may also call toll-free (800) 432-9874.

If you are not a Westvaco shareholder and wish to make an initial purchase, contact The Bank of New York at the telephone number or New York address set forth above for information and forms.

LEGAL MATTERS

The legality of the Securities offered hereby has been passed upon for the company by Wendell L. Willkie, II, Esq., Senior Vice President and General Counsel of the company. Mr. Willkie is the beneficial owner of shares of the company's common stock held in trust under the Westvaco Savings and Investment Plan for Salaried Employees. He is also the recipient of stock options and limited stock appreciation rights granted by the company.

INDEPENDENT ACCOUNTANTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing therein.

PLAN OF DISTRIBUTION

The shares of Westvaco Stock offered hereby will be offered directly to Plan participants without underwriters as described on this prospectus.